Exhibit 16.1

3311 S Rainbow Blvd, #101 Las Vegas, Nevada 89146

November 16, 2020

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Sir/Madam:

In view of the Covid19 worldwide pandemic, our company operation is greatly affected causing us to stall business functions and major delays in meeting the filing due dates of 10Q and 10K reports to Securities and Exchange Commission. We agree with such statements disclosure mentioned that soon as we go back to new normal condition, we will proceed to update our financials 10Q and 10K reports, immediately.

Very truly yours,

Infinity Distribution Inc.

Las Vegas, Nevada 89146

Tel 702 – 587-8871

/S/ Raul Mansueto

President